MANAGEMENT'S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2025

AYA GOLD & SILVER INC.
1320 Graham, bureau 132 Ville Mont-Royal, QC, H3P 3C8 Canada
info@ayagoldsilver.com | www.ayagoldsilver.com

GOLD & SILVER

Exhibit 99.32
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-20252
Management’s Discussion and Analysis of Financial
Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) of the operations, results, and financial position of Aya Gold & Silver
Inc. (“Aya”) and its subsidiaries (together the “Corporation”), dated May 12, 2025, covers the three months ("Q1-2025" or the
"Quarter"). This MD&A is prepared by management and should be read in conjunction with the Corporation’s Unaudited
Condensed Interim Consolidated Financial Statements (“FS”) and related notes for the three-month period ended March 31,
2025 and 2024. The Corporation uses certain non-GAAP financial measures in this MD&A as described under “Non-GAAP
Measures.”
The Corporation’s March 31, 2025 FS and the related financial information contained in this MD&A have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" of the IFRS Accounting Standards (“IFRS”)
as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All amounts are stated in thousands of United States dollars (“US”), except for per share amounts, or unless otherwise indicated. References to “C$” are to the Canadian dollar while “MAD” refers to the Moroccan Dirham.
This MD&A contains forward-looking information that is subject to risk factors set out in a cautionary note in this MD&A under
“Cautionary Statement Regarding Forward-Looking Information”. All information contained in the FS and this MD&A has been reviewed by the Audit Committee and approved by the Corporation’s Board of Directors. This MD&A is current as of May 12,
2025, unless otherwise stated.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-20253

AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-20254
Business Overview

Aya Gold & Silver Inc. (the “Corporation" or “Aya”) is a Canadian based precious metals mining corporation which focuses on the exploration, development, production and acquisition of precious metals mining projects. The Corporation is focused on producing silver and exploration activities at its flagship project, the Zgounder property through its 100% ownership of
Zgounder Millennium Silver Mine S.A (“ZMSM”). On December 29, 2024, the Corporation reached commercial production at the new Zgounder mill. The Corporation also owns 85% of the Boumadine polymetallic project and is the sole owner of the permits related to Azegour, Zgounder Regional, Tirzzit and Imiter bis properties. All of these properties are located in the Kingdom of
Morocco. Aya’s registered office is located at 1320 boulevard Graham, suite 132, Mont-Royal, Quebec, Canada, H3P 3C8.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31, and it trades on the
Toronto Stock Exchange under the symbol “AYA” and on the OTCQX under the symbol “AYASF”. Aya’s issued and outstanding share capital totals 130,874,834 common shares on May 12, 2025. The Zgounder Silver Mine is in operation while all other projects are at the exploration and evaluation stage.
1 Non-GAAP measures, refer to page 21.
2 Non-GAAP Measures, consisting of cash of $18,319 and restricted cash of $18,257 (December 31, 2024, balances of $30,944 and $18,246 respectively).
3 Commercial production is defined by the Corporation herein as a period of 30 days of operations during which the new mill operated at a minimum of 60% of the mill nameplate throughput of 2,000 tpd. This milestone was reached on December 29, 2024. 45,683t were processed in that 30 day period averaging 76% capacity.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-20255
Q1-2025 Highlights

•Operational and Financial:
•Silver production of 1,061,565 ounces (“oz”) in Q1-2025 compared to 366,362 oz in Q1-2024.
•Ore processed increased to 249,743 tonnes ("t") in Q1-2025 compared to 81,331 tonnes in Q1-2024.
•194,661 tonnes of ore mined in Q1-2025 for an average of 2,163 tonnes per day ("tpd").
•Revenue of $33.8 million in Q1-2025, a 566% increase from Q1-2024.
•Cash cost per silver ounce sold of $18.93 in Q1-2025 compared to cash cost of $20.31 in Q1-2024.1
•Robust financial position with $37 million of cash and restricted cash as at March 31, 2025, compared to $49 million as at December 31, 2024.2
•Accounts receivable of $11,645 as at March 31, 2025 compared to $1,827 as at December 31, 2024.  Funds received in early Q2-2025 from sales that occurred in the last days of Q1-2025.
•Expansion, Development and Exploration:
•Continued ramp-up in Q1-2025 after reaching commercial production3 of the Zgounder Mine on December 29th, 2024 less than two months after the mill began processing the first ore.
•Conducted 2,916 meters (“m”) of diamond drill hole (“DDH”) drilling at Zgounder.
•Completed 1,059m of DDH on Zgounder Regional.
•Advanced development of Boumadine through 46,207m of drilling of combined DDH and reverse circulation ("RC").
Drilling at Boumadine culminated in a mineral resource update on February 24, 2025.
•Environmental, Social and Governance (“ESG”):
•Launched 2024 data collection campaign for sustainability report with aim to publish in May 2025.
•Continued solidifying health and safety (“H&S”) processes through preventive measures, 100% of incidents analyzed, and 2,364 hours of training.
•Organized pick up for recycling at a certified facility of waste oils and metal scraps.
•Expanded tutoring programs at the high school in Talouine and the secondary school in Taouyalte.
•Strengthened community engagement by launching an inaugurating invitation for project proposal for local communities, entrepreneurs and cooperatives. This was developed in partnership with local administration from INDH
(National institute for human development).
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-20256
Recent Developments

•On April 14, 2025, the Corporation announced the appointment of Mr. John Burzynski to its Board of Directors as an
Independent Director, effective immediately. Mr. Burzynski is a seasoned mine builder with deep technical expertise and a proven track record of creating value in the mining sector.
•On April 16, 2025, the Corporation completed a strategic transaction with Mx2 Mining Inc. ("Mx2") involving the transfer of full ownership of the Amizmiz Gold Project in Morocco. In connection with the transaction, Mx2 completed a C$16 million private placement, in which the Corporation invested C$1 million. Following the closing, Aya holds a
42.3% equity interest in Mx2 and has appointed two representatives—President & CEO Benoit La Salle and CFO Ugo
Landry-Tolszczuk—to Mx2’s Board of Directors. The transaction provides Aya with indirect exposure to the exploration potential of Amizmiz while allowing it to focus on its core operations. Mx2 has also established an operational presence in Morocco, including a dedicated exploration team and office in Marrakech.
•On May 12, 2025, the Corporation announced that it has received final internal approval by the Board of Directors of the European Bank for Reconstruction and Development (“EBRD”), for a proposed $25 million secured credit facility
(the “Facility”). The proceeds of the Facility are intended to support the development of the Corporation’s Boumadine polymetallic project and enhance financial flexibility as part of Aya’s growth strategy in Morocco.
The Facility remains subject to: (i) negotiation and finalization of definitive agreements; and (ii) customary closing conditions, including security arrangements and regulatory compliance.
The proposed two-year term Facility is expected to be structured as a secured bullet payment loan with a 5.00%
interest margin, semi-annual interest payments, and customary fees.
The Facility will be used to support Aya’s balance sheet and continue the development of its high-grade Boumadine polymetallic project.
4 Non-GAAP measures, refer to page 21.
5 Non-GAAP Measures, consisting of current assets of $73,268 less current liabilities of $71,516 (December 31, 2024, current assets of $76,540 less current liabilities of $53,116).
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-20257
Q1-2025 Operational and Financial Highlights

	Three-month periods ended
	March 31,
Operational for Zgounder	2025	2024	Variance
Ore Mined (tonnes)	194,661	106,880	82%
Average Grade Mined (g/t Ag)	151	159	(5)%
Ore Processed (tonnes)	249,743	81,331	207%
Average Grade Processed (g/t Ag)	163	173	(6)%
Combined Mill Recovery (%)	82.4%	81.8%	0.6%
Milling Operations (tpd)	2,775	894	210%
Silver Ingots Produced (oz)	1,011,173	111,497	807%
Silver in Concentrate Produced (oz)	57,479	254,865	(77)%
Total Silver Produced (oz)	1,068,652	366,362	192%
Silver Ingots Sold (oz)	958,521	0	—%
Silver in Concentrate Sold (oz)	103,044	129,662	(21)%
Total Silver Sales (oz) (A)	1,061,565	129,662	719%
Avg. Net Realized Silver ($/oz) (B/A)	31.87	21.31	50%
Cash Costs per Silver Ounce Sold[4]	18.93	20.31	(7)%

Financial	2025	2024	Variance
Revenues (B)	33,831	5,077	566%
Cost of Sales	23,584	4,741	397%
Gross Profit	10,247	336	2,950%
Operating Income (Loss)	3,328	(2,869)	216%
Net Income (Loss)	6,930	(2,592)	367%
Operating Cash Flows	7,926	(3,736)	312%

Shareholders	2025	2024	Variance
Earnings (Loss) per Share – basic	0.05	(0.02)	NM
Earnings (Loss) per Share – diluted	0.05	(0.02)	NM

	March 31,	December 31,
Financial	2025	2024	Variance
Working Capital[5]	1,752	23,424	(98)%
Cash	18,319	30,944	(41)%
Accounts receivable	11,645	1,827	537%
*NM – Not Meaningful
6 Non-GAAP Measures, refer to page 21.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-20258
Q1-2025 Operational Highlights:
•Silver production of 1,068,652 oz, comprising 57,479 oz as silver concentrate and 1,011,173 oz as silver ingots.
•Mill average feed grade of 163 g/t Ag was recorded in Q1-2025 compared to 173 g/t Ag in Q1-2024, a decrease of 6%.
•Milling operations reached 2,775 tpd in Q1-2025 compared to 894 tpd in Q1-2024.
•Average combined mill recovery of 82.4% in Q1-2025 compared to 81.8% in Q1-2024, an increase of 0.6%.
•Combined plant availability reached 91% in Q1-2025.
•194,661t of ore were mined in Q1-2025 for an average of 2,163 tpd mined compared to 106,880 tonnes (1,175 tpd) in
Q1-2024.
•Cost of sales of $23,584 (Q1-2024 – $4,741) with an average cash cost per silver oz sold of $18.93 in Q1-2025 compared to $20.31 oz in Q1-2024.6
•A total of 46,207m of drilling was completed at Boumadine, 2,916m at Zgounder and 1,059m on Zgounder Regional
permits.
Q1-2025 Financial Highlights:
•Revenue from silver sales totaled $33,831 in Q1-2025, (Q1-2024 – $5,077), an increase of 566% representing an average net realized price of $31.87 per oz (Q1-2024 - $21.31/oz).
•Operations generated a gross profit of $10,247 in Q1-2025 compared to a gross profit of $336 in Q1-2024, an increase of
2,950%.
•Cash flow generated by operating activities of $7,926 in Q1-2025 compared to $(3,736) used in Q1-2024.
•Net income was $6,930 (diluted EPS of $0.05) in Q1-2025, compared to a net loss of $(2,592) (diluted EPS of $(0.02)) in
Q1-2024.
Operating Results

Q1-2025 Zgounder Silver Mine Operations
In Q1-2025, 249,743t of ore was processed. Mill availability for the quarter was 91%. Mill average processed grade was 163 g/t
Ag, and combined mill recovery averaged 82.4%. Q1-2025 was highlighted by the continuous ramp-up of the new mill, producing over 1Moz during the quarter, slightly above budgeted production for the quarter.
While throughput and mill availability was satisfactory, recovery has yet to reach the expected feasibility study recovery rate of
89%. The main cause affecting recovery is the lack of oxygen in the leaching tanks. The oxygen plant will be repaired during the second quarter. Once repaired, recoveries are expected to improve. Other parameters are also being optimized, which combined will bring recovery in line with the feasibility study recovery expectations.
The total mining rate for the quarter averaged 2,163 tpd, for a total of 194,661t of ore mined at a grade of 151 g/t Ag. Mining rate was accelerated according to our ramp-up plan. This mining rate ensured limited depletion of stockpiles, which were at
281,290 tonnes at the end of the quarter. Mining rate acceleration will continue during the year to reach 3,000tpd by the end of
2025.
In Q1-2025, 133,848t of ore were mined from the open pit at an average grade of 155 g/t Ag. The open pit mine had a strip ratio of 13 during Q1-2025, lower than planned for the quarter, as ore zones were preferentially mined. The open pit mining rate was 20,891tpd of total material moved, compared with 15,360 tpd in Q4-2024. In April 2025, additional mining equipment was added to the open pit mining contractor's fleet, increasing mining rate to a capacity above 30,000 tpd. With increasing mining capacity, strip ratio will increase to continue developing the open pit, ensuring sustainable future production. By year end, open pit mining rate is planned to reach over 40,000 tpd of total material moved.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-20259
In Q1-2025, 60,813t (676 tpd) was mined in the underground mine at an average grade of 143 g/t Ag. Long term mining rate for the underground is planned at 1,000 tpd of ore. Underground development is progressing as planned, with new, deeper levels, being opened. The ramp is now lower than level 1,875 and the ramp is progressing at an average rate of 25 vertical meters bi-
monthly.
Figure 1 - Zgounder Open Pit
Capital Projects
Capital projects in Q1-2025 were mainly related to surface infrastructures in preparation for the larger open pit. A new ventilation raise is expected to be completed in Q3-2025. The main ventilation fans, cement plant, electrical substations for the underground mine and the related powerline will be moved to accommodate the new open pit design. Underground development focused on the ramp to lower levels. Level 1875 was reached, and the ramp is progressing as per the long-term mine plan. In 2025, we expect to reach level 1800.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202510
Development and Exploration

Zgounder Exploration
In Q1-2025, the Corporation drilled 2,916m of DDH on near-mine targets with the aim of defining at-depth and lateral mineralization. Initial results from the at-depth program outlined significant down-plunge extensions of the deposit with thick high-grade interceptions. Underground holes ZG-SF-24-203 and ZG-SF-24-259 intersected 911 g/t Ag over 10.0m and 1,082 g/t
Ag over 8.5m, respectively, confirming mineralization at depth at the granite contact outside of the current resource boundary.
Two underground rigs were mobilized with the aim of expanding mineral resources at depth.
In the first quarter of 2025, drilling focused on targets west, near the major fault, and at depth toward the granite contact. Infill drilling, underground and surface, on the high-grade mineralization at the main ore body confirmed the mineralization and extended underground production zones.
Zgounder Regional
In Q1-2025, a total of 1,059m of DDH were drilled on Zgounder Regional permits, part of the 10,000m of the 2025 regional drill program. In addition, detailed mapping and prospecting are being carried out on both Tourchkal and Zgounder Far East permits. Several high impact drill targets have been identified on these permits.
Boumadine
The first quarter saw the Corporation drill 39,600m DDH and 6,607m RC at Boumadine confirming continuity of the Boumadine
Deposit and extending the strike length of the Tizi Zone from 2.0 km to 2.2 km. New targets identified by the 2024 mapping and geophysical program were also drill tested. These results are pending.
An update to the mineral resources, based on 2024 drilling at Boumadine, was released on February 24, 2025, consisting of an
Inferred Mineral Resource of 29.2Mt at 82g/t Ag, 2.63 g/t Au, 2.11% Zn and 0.82% Pb containing an estimated 76.8Moz of Ag,
2.4Moz of Au, 615 kt of Zn and 237 kt of Pb. Representing 378Moz AgEq, an increase of 19%, and an Indicated Mineral
Resource of 5.2Mt at 91 g/t Ag, 2.78 g/t Au, 2.8% Zn and 0.85% Pb containing an estimated 15.1Moz of Ag, 449koz of Au, 145 kt of Zn and 44 kt of Pb. Representing 74.4Moz Silver equivalent (“AgEq”), an increase of 120%.

	Cutoff	Tonnes	Average Grade							Contained Metal
			Ag	Au	Cu	Pb	Zn	AgEq	AuEq	Ag	Au	Cu	Pb	Zn	AgEq	AuEq
	NSR US$/t	(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(kt)	(koz)	(koz)
Pit-constrained Indicated	95	3,920	94	2.99	0.13	0.84	2.95	476	5.30	11,881	343	5	33	116	60,051	667
Pit-constrained Inferred	95	14,258	90	2.89	0.10	0.81	2.38	450	5.00	41,135	1,102	14	115	339	206,293	2,293
Out-of-pit Indicated	125	1,249	80	2.11	0.08	0.87	2.32	358	3.98	3,216	106	1	11	29	14,382	160
Out-of-pit Inferred	125	14,938	74	2.39	0.07	0.82	1.85	357	3.97	35,669	1,294	10	122	276	171,393	1,905
Total Indicated	95/ 125	5,169	91	2.78	0.12	0.85	2.80	448	4.98	15,097	449	6	44	145	74,433	827
Total Inferred	95/ 125	29,196	82	2.63	0.08	0.82	2.11	402	4.47	76,804	2,396	25	237	615	377,686	4,198
1.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of
Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral
Reserves.
2.The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated
Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the
Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
3.The Mineral Resources in this news release were estimated in accordance with the Canadian Institute of Mining,
Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions (2014) and
Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the
CIM Council, as may be amended from time to time.
4.A silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of
85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of
85%, and a copper price of US$4.00/lb with a process recovery of 75% were used in establishing the MRE.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202511
5.AgEq = Ag(g/t) + (Au(g/t) *Au price/oz*Au recovery)/(Ag price/oz*Ag recovery) + Zn(%)*Zn price/lb* Zn recovery/(Ag price/oz*Ag recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Ag price/oz*Ag recovery)*685.7147973 +
Cu(%)*Cu price/lb* Cu recovery/(Ag price/oz*Ag recovery)*685.7147973
6.AuEq = Au(g/t) + (Ag(g/t) *Ag price/oz*Ag recovery)/(Au price/oz*Au recovery) + Zn(%)*Zn price/lb* Zn recovery/(Au price/oz*Au recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Au price/oz*Au recovery)*685.7147973 +
Cu(%)*Cu price/lb* Cu recovery/(Au price/oz*Au recovery)*685.7147973.
7.The constraining pit optimization parameters were US$3.5/t for mineralized material mining. US$2/t for waste mining
US$89/t for processing and US$6/t for G&A totalling US$95/t for a cut-off and 50-degree pit slopes.
8.The out-of-pit parameters used a US$30/t mining cost, US$89/t processing cost and US$6/t G&A totalling US$125/t for a cut-off The out-of-pit Mineral Resource grade blocks were quantified above the US$125 NSR cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the long hole underground mining method.
9.Individual calculations in tables and totals may not sum due to rounding of original numbers.
10.Grade capping of 800 g/t Ag, 30 g/t Au, 28% Zn, 10% Pb and 1.4% Cu was applied to composites before grade estimation.
11.Bulk density was evaluated separately for each individual vein with values ranging from 3.20 to 4.00 t/m3 determined from drill core samples and used for the MRE. For oxidized and transitional material, a bulk density of 2.65 t/m3 was used.
12.1.0 m composites were used during grade estimation.
In Q1-2025 the Corporation continued to increase its Boumadine land holdings through the acquisition of four mining licenses to extend its land package to 272km2. In addition, the Corporation was granted a 600km2 authorization of exploration. Several high impact drill targets have been identified within these licenses and to the south within the exploration authorization area.
Figure 2 - Plan View of Boumadine Property with Existing Permits over Apparent Conductivity at 175Hz
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202512
Sustainability

Q1-2025 Sustainability
During Q1-2025, the Corporation continued to implement its Environment and Social Management System (“ESMS”). Below are
the main activities during the quarter:
•Compiled 2024 data for sustainability report with aim to publish in May 2025
•Continued solidifying health and safety (“H&S”) processes through preventive measures, 100% of incidents analyzed, and
2,364 hours of training.
•Organized pick up for recycling at a certified facility of waste oils and metal scraps
•Continued community engagement:
•Launched expanded school tutoring program to high school in Talouine and second secondary school in Taouyalte.
•Strengthened community engagement by launching an inaugurating invitation for project proposal for local communities, entrepreneurs and cooperatives. This was developed in partnership with local administration from
INDH (National institute for human development).
•Stakeholder engagement plan – Held workshops and inaugural mine site visit with communal councils and local authorities to discuss 2024 annual report on Aya's Community Investment Program.
Figure 3 - Zgounder Emergency Responder Drills
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202513
Overview of Financial Performance

For three-month period ended March 31, 2025 and 2024 (in thousands of dollars):

	Three-month periods ended
	March 31,
	2025	2024	Variance
Revenues	33,831	5,077	566%	(1)
Cost of sales	23,584	4,741	397%	(2)
Gross profit	10,247	336	2,950%	(3)
General and administrative expenses	6,919	3,205	116%	(4)
Operating income (loss)	3,328	(2,869)	(216)%
Net finance income	7,336	574	1,178%	(5)
Net income (loss) before income taxes	10,664	(2,295)	(565)%
Income tax expense	3,734	297	1157%	(6)
Net income (loss) for the period	6,930	(2,592)	(367)%	(7)
Income per share (diluted)	0.05	(0.02)	NM	(7)
*NM – Not Meaningful
Three-month period ended March 31, 2025, compared to the three-month period ended March 31, 2024
1.Revenues from silver sales totaled $33,831 in Q1-2025 compared to $5,077 in Q1-2024, driven by a 566% increase in ounces sold to 1,061,565 oz in Q1-2025 compared with 129,662 oz in Q1-2024 due to the new Zgounder mill at the end of
2024. The average net realized silver price per oz sold increased by 50% to $31.87 in Q1-2025 compared to $21.31 in
Q1-2024.
2.Cost of sales in Q1-2025 increased by 397% compared to Q1-2024, driven by the increase in revenues and higher depreciation, which rose by $3,370 compared to Q1-2024, reflecting the commissioning of the new Zgounder plant which began commercial production on December 29, 2024.  While the new plant benefits from lower cash costs, the processing of slightly lower-grade material in Q1-2025 compared to Q1-2024 required higher tonnage to maintain output, which in turn increased unit costs. These cost increases are expected to gradually normalize as the Zgounder plant ramp-up continues to progress and production volumes increase in the coming quarters. In addition, non-cash share-based compensation included in cost of sales was $305 in Q1-2025 compared to $nil in Q1-2024.
3.Gross profit for the quarter was $10,247 compared to $336 in Q1-2024, representing an increase of 2,950%. The increase reflects the impact of higher sales volumes combined with the higher average net realized silver price per oz and lower unit production costs compared to the corresponding period in 2024.
4.General and administrative expense increased by 116% or by $3,714 in Q1-2025 compared with Q1-2024. This increase was significantly driven by a non-cash expense related to share-based compensation which increased by $2,918 to $4,044 in Q1-2025 compared to $1,126 in Q1-2024. The increase was largely attributable to 5 million share purchase options granted in 2024 at an exercise price of C$15.63. In addition, the Corporation now has multiple projects in Morocco as such,
G&A expenses increased to manage these projects. To support the continued growth of the Corporation and ensure adequate resources for project execution and corporate functions, additional headcount was added at the head office in
Montreal and in Morocco.
5.Net finance income increased by $6,762 in Q1-2025 compared to Q1-2024 primarily driven by a $9,793 increase in foreign exchange gains. This reflects the 4.7% appreciation of the MAD against the U.S. dollar, resulting in an approximate $9.6 million gain in Q1-2025. Additionally, following the commencement of commercial production at the end of Q4-2024, interest on the EBRD facility is now recognized in the income statement, resulting in a $2.7 million interest expense in
Q1-2025 compared to $nil in Q1-2024. Interest income also declined from $0.8 million in Q1-2024 to $0.5 million in
Q1-2025.
6.Income tax expense in Q1-2025 increased by 1,157% to $3,734 compared with Q1-2024, primarily due to higher net taxable income of our Moroccan operating entity as well as our Canadian entity for a total of $3,345 and $389 in accrued withholding taxes on interest on advances in Morocco in 2025. The increase reflects the ramp-up of the new plant during its first full quarter of operations.
7.Net income (loss) of $6,930 (diluted EPS of $0.05) was recorded in Q1-2025 compared to net income of $(2,592) (diluted
EPS of $(0.02) in Q1-2024).
7 Non-GAAP Measures, refer to page 21.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202514
Summary of Quarterly Results

Selected quarterly information

	Revenues	Net income (loss)	Income (loss) per share (diluted)
Quarter ended	$	$	$
March 31, 2025	33,831	6,930	0.05
December 31, 2024	9,338	(29,983)	(0.23)
September 30, 2024	11,024	(263)	(0.00)
June 30, 2024	13,678	6,813	0.05
March 31, 2024	5,077	(2,592)	(0.02)
December 31, 2023	11,070	3,590	0.03
September 30, 2023	11,714	1,206	0.01
June 30, 2023	9,621	(525)	(0.00)
Revenues in Q1-2025 were $33,831 compared to $9,338 in Q4-2024. The Corporation sold 1,061,565 oz of silver in Q1-2025 compared to 337,733 oz in Q4-2024, benefiting from a full quarter of operational ramp-up at the new Zgounder plant, which reached commercial production on December 29, 2024. Additionally, the average net realized silver price increased to $31.87 per ounce in Q1-2025, up from $27.65 per ounce in Q4-2024, further contributing to the increase in revenue. The cost of sales increased primarily due to the higher volume of silver processed and sold and a $1,685 increase in depreciation expense in
Q1-2025 compared to Q4-2024, driven by the start of depreciation of the new Zgounder plant. In addition, tax expense rose significantly to $3,734 in Q1-2025 compared to a tax recovery of $(1,867) in Q4-2024 reflecting the sharp increase in taxable income generated by the Corporation’s Moroccan subsidiary.
Revenues in Q4-2024 were $9,338 compared to $11,024 in Q3-2024. The Corporation sold 337,733 oz compared to 403,957 oz of silver in Q3-2024. In addition, the cost of sales increased in proportion to the oz sold due to an increase in operational costs associated with the finalization of the expansion, mine ramp-up, additional staff, training and health and safety activities that have accelerated in Q4-2024 since the new Zgounder plant reached commercial production on December 29, 2024. These additional costs will represent a smaller portion of revenues once additional production from the new plant increases as planned in Q1-2025. In addition, an impairment charge of $27,350 related to the Tijirit Project owned by the Corporation at 75%
was taken in Q4-2024. (See Note 7 of the Q4-2024 FS).
Revenues in Q3-2024 were $11,024 compared to $13,678 in Q2-2024. The Corporation sold 403,957 oz compared to 521,971 oz of silver in Q2-2024. The 23% reduction in oz sold is mainly explained by the average grade processed that came in lower at
161 g/t compared to 196 g/t in Q2-2024, partially offset by higher average selling prices. The cost of sales rose in line with the increase in ounces sold due to higher operational costs from expansion preparation, mine ramp-up, and health and safety activities in Q3-2024, as the new Zgounder plant neared completion.
Revenues in Q2-2024 were $13,678 compared to $5,077 in Q1-2024. The Corporation sold 521,971 oz of silver in Q2-2024 compared to 238,266 oz of silver in Q1-2024 since 157,457 oz of silver concentrate was held in inventory and was sold at a higher price in Q2-2024. The average grade processed came in higher at 196 g/t in Q2-2024 compared to 173 g/t in Q1-2024, resulting in a net income of $6,813 compared to a net loss of $(2,594) in Q1-2024.
Revenues in Q1-2024 were $5,077 compared to $11,070 in Q4-2023. The Corporation sold 238,266 oz of silver in Q1-2024 compared to 507,635 oz of silver in Q4-2023. The average grade processed came in lower at 173 g/t in Q1-2024 compared to
239 g/t in Q4-2023. The Corporation increased its inventory of silver in concentrate by $1,830 in Q1-2024, affecting sales negatively during the quarter since fewer ounces were sold. As a result of lower revenues and higher G&A expenses, the
Corporation recorded a net loss of $(2,592) in Q1-2024 compared to a net income of $3,590 in Q4-2023.
The net income in Q4-2023 increased by 198% from Q3-2023 due to a net finance expense of $1,385 in Q3-2023 compared to a net finance income of $2,885 in Q4-2023 and the recognition of a deferred tax asset of $1,765 in Q4-2023 compared to $(138)
in Q4-2022. The increase has been partially offset by the increase in cash cost per silver ounce sold7 which went from $10.73 in Q3-2023 to $13.69 in Q4-2023.
Revenues in Q3-2023 increased by 24% from Q2-2023 mainly due to the increase in sales volume in Q3-2023 to 543,983 oz compared with 439,080 oz in Q2-2023, resulting in a net profit of $1,206 compared to a net loss of $(525) in Q2-2023.
Revenues in Q2-2023 decreased by 8% from Q1-2023 mainly due to the decrease in sales volume in Q2-2023 to 452,523 oz compared with 508,204 oz in Q1-2023, resulting in a net loss of $(525) compared to a net income of $1,061 in Q1-2023.
8 Non-GAAP Measures, consisting of current assets of $73,268 less current liabilities of $71,516 (December 31, 2024, current assets of $76,540 less current liabilities of $53,116).
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202515
Liquidity and Capital Resources

As at March 31, 2025, the Corporation had working capital of $1,752 compared to $23,424 as at December 31, 20248 including cash of $18,319 ($30,944 on December 31, 2024). The Corporation has sufficient liquidity to finance its operations for at least the next 12 months. The Corporation generated $7,926 in operating cash flow in Q1-2025, principally from the Zgounder operation and the Corporation anticipates generating cash flow from the Zgounder mine in fiscal 2025. The Corporation's principal sources of financing in the past have been equity, debt financing and production cash flows. The success of equity and debt financing is dependent on capital markets, the attractiveness of mining companies to investors, and metal prices. To facilitate its growth and to continue its exploration, development, expansion activities and be able to support its ongoing operations the Corporation may be required to raise further equity or debt financing in the capital markets.  The Corporation continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth, including the development of the Boumadine Project. On May 12, 2025, the Corporation announced that it has received final internal approval by the Board of Directors of the EBRD for a proposed $25 million secured credit facility. (see Recent Developments section for further details).
As part of its $100 million financing with EBRD, the Corporation is required to maintain $18 million in restricted cash as a Cost
Overrun Facility (“COF”) to cover potential cost overruns on the Zgounder project. Upon Project Completion, any unused portion of the COF may be reallocated to fund the $16.25 million Debt Service Reserve Account (“DSRA”). Project Completion
is defined as achieving at least 90% of forecasted silver production over a 90-day period, with no month below 85%, based on the banking base case model. While timing remains uncertain, the requirement to maintain the full COF, and eventually the
DSRA, limits the Corporation’s accessible cash. As these funds are not available for general corporate use, these amounts are recorded as restricted cash on the condensed interim consolidated statement of financial position.
The following table summarizes the corporation’s cash flow activity during three-month period ended March 31, 2025 and
2024:

	Three-month periods ended
	March 31,
Cash Flow	2025	2024
Operating cash flows before working capital	7,812	(951)
Change in non-cash operating working capital	114	(2,785)
Net cash flow from (used in) operating activities	7,926	(3,736)
Net cash flow used in investing activities	(15,955)	(32,304)
Net cash flow (used in) from financing activities	(4,706)	79,069
Effect of exchange rate changes on cash in foreign currencies	110	(2,320)
Net (decrease) increase in cash	(12,625)	40,709
Cash beginning of the period	30,944	49,830
Cash end of period	18,319	90,539
Operating
During the three-month period ended March 31, 2025 the Corporation’s generated operating cash flow before working capital items of $7,812, compared to used operating cash flow before working capital items of $951 for the same prior-year period.
The increase was driven by higher operating income in Q1-2025 compared to Q1-2024. See section Overview of Financial
Performance.
The operating cash flow in Q1-2025 was positively impacted by changes of $114 in working capital items, mainly due to higher accounts payable and lower income tax receivable offset by an increase in accounts receivable from silver sales that occurred late in Q1-2025.
Investing
During the three-month period ended March 31, 2025, the Corporation used cash of $15,955in investing activities compared to
$32,304 in Q1-2024. The decrease is due to lower capital expenditures with $8,135 spent in Q1-2025 compared to $26,435 in
Q1-2024 due to the completion of the new Zgounder mill in 2024. This reflects the current stage of the Zgounder expansion compared to last year as the project is now completed. Exploration and evaluation assets investments are mainly related to
9 Includes $3.2 million in share issue costs related to the February 14, 2024 C$77.6 million financing.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202516
the Boumadine, Zgounder and Zgounder Regional projects, where $7,820 was invested in Q1-2025 compared to $5,869 in
Q1-2024, in line with the planned budget for exploration.
During the three-month periods ended March 31, 2025 and 2024:
•The Corporation drew down $nil from the EBRD loan compared to $25,000 for the same prior-year period. The proceeds have been solely used for the Zgounder expansion.
•Stock options were exercised in Q1-2025 for proceeds of $20 compared to proceeds of $101 in Q1-2024.
•Lease liabilities payments between Q1-2025 and Q1-2024 were at a comparable level.
•Payments related to long-term debt of $4,626 in relation to the EBRD loan in Q1-2025.
•In Q1-2025, the Corporation did not close any financing, whereas in Q1-2024, it closed an equity financing and issued
7,573,900 common shares of the Corporation at C$10.25 per common share for net proceeds of $54,081.
Use of Proceeds
February 14, 2024 Financing
On February 14, 2024, the Corporation closed a bought deal public financing and issued 7,573,900 common shares in the capital of the Corporation at a price of C$10.25 per share for gross proceeds of approximately C$77.6 million ($57.3 million).
The Offering was completed by way of a prospectus supplement filed on February 8, 2024 in each Canadian province, to the short form base shelf prospectus dated January 12, 2023.
Below is an update, in tabular form, reflecting the use of the funds as of March 31, 2025 compared to the budgeted amounts initially set out in the prospectus:

Principal use	Earmarked usage	Actual usage
	$ (million)	$ (million)
Boumadine exploration and development	36.9	36.5
Zgounder regional and other projects	4.4	4.4
General corporate purposes[9]	16.0	11.0
Total	57.3	51.9
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202517
Financing Sources

Financing sources for amounts received during the last 8 quarters
Date	Type	Financings	Gross Amounts ($)	General description of the use of proceeds
February 14, 2024	Short Form Prospectus	Common shares	57,297
The net proceeds of the financing after financing costs are
being used for the exploration and development of
Boumadine, for Zgounder Regional exploration programs
and for general corporation purposes (see Use of
Proceeds section for a reconciliation of the usage).

From May 4, 2023 to Sep 2, 2023	Warrants	Common shares	10,894
The net proceeds of the financing after financing costs
were used for the expansion of the Zgounder Mine, for
advancement of its exploration programs at Zgounder,
Zgounder Regional and Boumadine; and for general
corporation purposes.

From Apr 4, 2023 to Jan 21, 2025	Options exercised	Common shares	3,848	The net proceeds from the exercise of options were used to fund general administrative expenses, investing activities and other working capital needs.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202518
Financial Position

The following table details the changes to the statements of financial position as at March 31, 2025 compared to
December 31, 2024:

	As at March 31, 2025	As at December 31, 2024	Variance
Cash	18,319	30,944	(41)%
Accounts receivable	11,645	1,827	537%
Sales taxes receivable	10,199	9,979	2%
Income tax receivable	2,651	3,415	(22)%
Inventories	27,806	27,389	2%
Deposit in trust	698	695	—%
Prepaid expenses and security deposits	1,950	2,249	(13)%
Options contracts	—	42	NM
Total current assets	73,268	76,540	(4)%
Restricted cash	18,257	18,246	—%
Non-refundable deposits to suppliers	2,197	2,787	(21)%
Deferred income tax	2,042	3,425	(40)%
Property, plant, and equipment	243,037	231,205	5%
Exploration and evaluation assets	80,152	67,904	18%
Total assets	418,953	400,107	5%
Total current liabilities	71,516	53,116	35%
Lease liabilities	1,126	1,121	—%
Long-term debt	81,714	95,517	(14)%
Asset retirement obligations	3,139	2,872	9%
Deferred tax liabilities	1,760	1,000	76%
Total liabilities	159,255	153,626	4%
Total equity	259,698	246,481	5%
Total liabilities and equity	418,953	400,107	5%
*NM: Not Meaningful
Assets
The change in the Corporation’s cash balance on March 31, 2025 compared to the amount held on December 31, 2024, is detailed in the section Liquidity and Capital Resources.
In Q1-2025, the increase in accounts receivable of $9,818 compared to December 31, 2024, was due to significant silver sales at the end of the quarter for which cash had not yet been received. The cash was received at the beginning of Q2-2025.
Sales tax receivable and inventory remained at a comparable level between December 31, 2024 and March 31, 2025.
The decrease of $764 in income tax receivable reflects a significant increase in taxable income in the Moroccan subsidiary in
Q1-2025, compared to overpaid tax installments in 2024.
The change in non-current assets balance on March 31, 2025 compared to the amount held on December 31, 2024, is detailed in the Liquidity and Capital Resources section.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202519
Liabilities and Equity
The current liabilities increased by 35% between December 31, 2024 and March 31, 2025, mainly related to an increase of
$3,672 in accounts payable and accrued liabilities due to the Zgounder ramp-up and the increased exploration expenses at
Boumadine. In addition, there is a current portion of long-term debt of $14,286 due on January 19th, 2026 and tax payable increased by $341 over the last three months due to higher taxable income in Morocco.
The increase in the asset retirement obligation is primarily driven by changes in assumptions, including higher inflation expectations in Morocco and a revision of the risk-free discount rate used.
The change in total equity is mainly attributable to net income during the period ended March 31, 2025.
During Q1-2025, 20,000 stock options were exercised at an average strike price of C$1.43. In addition, the Corporation issued
384,141 restricted share units (RSUs) and 32,915 deferred share units (DSUs).
Capital Management

The Corporation defines capital as long-term debt and equity. When managing capital, the Corporation’s objectives are to:
1.Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
2.Ensure the externally imposed capital requirements relating to debt obligations are being met;
3.Increase the value of the Corporation’s assets; and
4.Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal.
Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at March 31, 2025 managed capital is $355,693 (December 31, 2024 - $341,993) representing long-term debt and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the
Corporation’s capital management approach during the year.

	As at March 31, 2025	As at December 31, 2024
Long-term debt (including current portion)	96,000	95,517
Total equity before non-controlling interests	259,693	246,476
	355,693	341,993
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202520
Commitments and Contingency

The Corporation had the following undiscounted contractual obligations at March 31, 2025:

Payments due by period	Less than 1 year	1-3 Years	4-5 years	After 5 Years	Total
Contractual obligations	$	$	$	$	$
Accounts payable and accrued liabilities*	55,023	—	—	—	55,023
Long-term debt	14,286	57,143	28,571	—	100,000
Interest on long-term debt**	8,562	10,558	1,427	—	20,547
Balance of purchase price payable	1,552	—	—	—	1,552
Lease liabilities	390	616	397	277	1,680
Asset retirement obligations	—	—	—	3,352	3,352
	79,813	68,317	30,395	3,629	182,154
* Includes interest on long-term debt of $2,016 payable on July 19, 2025.
** The interest on the US$100 million long-term debt with EBRD has been calculated using the SOFR+5% (9.35%) rate as at March 31, 2025 for the $92 million
EBRD Tranche and at 1% for the Climate Investment Funds tranche of $8 million.
Royalties
As per the terms of the property purchase agreements, the Corporation is committed to pay the following royalties:
•3.0% royalty to ONHYM on revenue from the Zgounder property or $1,015 for three-month period ended March 31, 2025
($149 for three-month period ended March 31, 2024);
•3.0% royalty to ONHYM on revenue from the Boumadine property;
•2.5% royalty to Ouiselat Mines on revenue from the Azegour property.
All royalty agreements are payable in perpetuity.
10 As per note 12 of the FS for the total cost of sales.
11 As per note 11 of the FS for treatment, smelting and refining costs reported as net of sales.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202521
Non-GAAP Measures

The Corporation uses non-GAAP key performance metrics to monitor and assess the operational performance of each active mining unit by calculating the operating cash cost per silver ounce sold to assess operating performance at the Corporation's active mining unit of Zgounder. These indicators are commonly used as measures of performance in the mining sector, but they are presented in addition to the IFRS indicators, although there is no consistent definition. These non-GAAP financial measures are not standardized financial measure under IFRS used to prepare the financial statements of the Corporation to which the measure relate. These indicators are used by management to assess the cost of operations compared to peers and the performance of each mine in the portfolio.
The below indicators are non-GAAP performance indicators and were calculated using World Gold Council (or “WGC”)
guidelines. WGC is not an industry regulatory agency and therefore does not have the authority to develop accounting standards for disclosure specifications. Due to differences in underlying accounting rules and procedures, the different groupings used in the presentation on non-GAAP measures, other mining companies may calculate cash costs in a variety of ways. This measure is used by management and investors to evaluate operating efficiency on a per-ounce basis and to compare performance across periods and with other producers. The following table reconciles costs of sales, the closest IFRS measure, and also provides the calculation of the non-GAAP ratios.

	Three-month periods ended
	March 31,
Zgounder Silver Mine – Morocco	2025	2024
Cost of sales[10]	23,584	4,741
Share-based compensation	(305)	—
Depreciation	(3,638)	(268)
Treatment, smelting and refining costs[11]	453	365
Operating cash costs (A)	20,094	4,838
Total silver sales (oz) (B)	1,061,565	238,266
Cash cost per silver ounce sold (A/B)	18.93	20.31
Available Liquidity
Available liquidity is a new non-IFRS measure used by Management to monitor its cash. Available liquidity is comprised of cash and undrawn amounts under available credit facilities. The Corporation uses available liquidity to measure the liquidity required to satisfy its lenders, fund capital expenditures and support operations. This measure does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.

	As at March 31, 2025	As at December 31, 2024
Cash	18,319	30,944
Undrawn amount under long-term debt	—	—
Available liquidity	18,319	30,944
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202522
Risks and Uncertainties

The business of the Corporation is subject to a number of risks and uncertainties which are typically out of its control, and which may impact significantly its financial and operational outcomes and conditions, as well as the valuation of its common shares. Current holders and prospective buyers of the securities of the Corporation should give careful consideration to all information contained or incorporated by reference in this MD&A.
For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2024 and for additional information please refer to the Annual Information Form for the year ended December 31, 2024 located on the Corporation's website www.ayagoldsilver.com.
Financial Risk Factors
Disclosure and description of the Corporation’s capital management, financial risk management and financial instruments, including the risks pertaining to credit, commodity prices, liquidity and currencies, are in notes 15, 16 and 17 of the FS.
Other Financial Information

Share Purchase Options
The following table reflects the share purchase options issued and outstanding as at the date of this MD&A:

Expiry date	Number of options	Exercise Price
	Number	C$
July 1, 2030	4,121,484	1.43
March 3, 2031	359,667	4.75
May 12, 2031	88,300	7.69
August 23, 2034	5,000,000	15.63
	9,569,451	9.03
Outstanding Share Data

Number of shares outstanding (diluted)
Outstanding as of May 12, 2025	130,874,834
Shares reserved for issuance pursuant to share purchase options	9,569,451
Shares reserved for issuance pursuant to deferred share units	478,039
Shares reserved for issuance pursuant to restricted share units	1,426,232
142,348,556
Off-Balance Sheet Arrangements
As at March 31, 2025 the Corporation had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Corporation, other than commitments, contingent liabilities and interest, as disclosed in this MD&A and the FS.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202523
Related Party Disclosures
During the three-month period ended March 31, 2025 and the year ended December 31, 2024, the following related party transactions occurred in the normal course of operations:
•During the three-month periods ended March 31, 2025 and 2024, the following related party transaction occurred in the normal course of operations for management and consulting fees to Groupe Conseils Group, La Salle Inc., a company owned by the President and Chief Executive Officer of $216 for the three-month period ended March 31,
2025 ($238 for the three-month period ended March 31, 2024). As at March 31, 2025, $107 (December 31, 2024 -
$758) was due to that company.
Remuneration of Key Management Personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During the three-
month periods ended March 31, 2025 and 2024, the remuneration awarded to key management personnel (including the amounts above) was as follows:

	Three-month periods ended
	March 31,
	2025	2024
	$	$
Salaries and benefits	350	301
Management consulting and professional fees	303	328
Share-based payments	3,304	806
	3,957	1,435
Accounting Policies, Judgments and Estimates

Critical Accounting Judgments and Estimates
The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.
In preparing the Corporation’s FS for the three-month periods ended March 31, 2025 and 2024, the Corporation applied the critical judgments and estimates disclosed in note 4 of its audited consolidated financial statements for the year ended
December 31, 2024.
Proposed Transaction

As at March 31, 2025, and the date hereof, the Corporation had no disclosable proposed transaction.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202524
Management’s Report on Internal Controls and Financial
Reporting

Disclosure Controls and Procedures
The Corporation’s board, officers and management are responsible for establishing and maintaining disclosure controls and procedures (DC&P) for the Corporation. Disclosure controls and procedures are designed to provide reasonable assurance that material information regarding our reports filed or submitted under securities legislation fairly presents the financial information of Aya and its subsidiaries and to ensure that required information is gathered and communicated to the
Corporation’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in NI 52-109. A Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.
A Corporation’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the
Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the
Corporation’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
Changes in Internal Control over Financial Reporting
There were no changes to the Corporation’s ICFR for the quarter ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.
Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of the Corporation, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings
"Environmental, Social and Governance", “Development and Exploration”, “Operating Results”, “2025 Guidance and Outlook”,
and “Liquidity and Capital Resources” and amongst others include, without limitation, statements with respect to recoveries reaching expected feasibility study rates of 89%, repairing the oxygen plant on time and the repair to bring recovery rates to expected levels as per the feasibility study, mining rate to accelerate to reach 3,000 tpd, to identify new geological targets at
Boumadine and Zgounder, mining rate of 40,000 tpd of total material moved to be achieved at the open pit by end of 2025, the impacts of the backfilling of the stopes in the underground mine, the advancement of the development ramp at a rate of 25 vertical meters every two months, reaching mill recovery rate as per the Feasibility Study of approximately 89% in 2025, reaching 3,000 tpd or nameplate capacity of processing rate in 2025, our 2025 guidance and outlook specifically guidance for production of between 5 to 5.3 M oz Ag, cost guidance, including silver cash cost of between $15.00 and $17.50 per oz,
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202525
production costs of sales, all-in sustaining cost of sales, and capital expenditures; average recoveries being between 84% and
88%, average grade processed being between 170g/t Ag and 200g/t Ag,  statements with respect to timelines of certain events and plans including timelines related to the ramp-up to commercial production, advancement of mining rates, milling rates, achieving nameplate capacities at the mill, advancement rate of the ramps, increase of processing capacities, statements with respect to recoveries, average grades mined or processed, exploration budgets; identification of additional resources and reserves or the conversion of resources to reserves; the Corporation’s liquidity and access to cash; ESG objectives;
greenhouse gas reduction initiatives and targets; the implementation and effectiveness of the Corporation’s ESG or Climate
Change strategy; forecast for the Corporation’s projects including the new plant; budgets for and future prospects for exploration, development and operation at the Corporation’s operations and projects, including the Zgounder project; potential mine life extensions at the Corporation’s operations; the Corporation’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits at Zgounder or Boumadine, estimates and the realization of such estimates (such as mineral or silver reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “expect”, “on target”, “continue”, “plan”, "reach", "accelerate", "expectation", “remain”, “confirm”, “guidance”,
“outlook”, “estimate”, “range”, “extend”, “design”, “objective”, “advance”, “continue”, “plan”, “potential”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of the Corporation referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2024, and the Annual Information Form dated March 31, 2025 as well as: (1) there being no significant disruptions affecting the operations of the Corporation, whether due to extreme weather events (including, without limitation drought, lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2)
permitting, development, operations and production from the Corporation’s operations and development projects being consistent with current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of our assets; and the successful completion of exploration consistent with the Corporation’s expectations at the Corporation’s projects; (3) political and legal developments in any jurisdiction in which the Corporation operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws in Morocco and Mauritania, potential third party legal challenges to existing permits; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with our current expectations namely on the Boumadine project or resource updates on Zgounder; (5) the exchange rate between the Canadian dollar, the MAD, the Euro and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for silver; (7) prices for diesel, fuel oil, electricity and other key supplies being approximately consistent with the Corporation’s expectations; (8) attributable production and cost of sales forecasts for the Corporation meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Corporation’s analysis thereof being consistent with expectations (including but not limited to grade, ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Corporation, mine plans for the Corporation’s current and future mining operations, and the
Corporation’s internal models; (10) labour and materials costs increasing on a basis consistent with our current expectations;
(11) the terms and conditions of the legal and fiscal stability in Morocco being interpreted and applied in a manner consistent with their intent and our expectations; (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining in Morocco being consistent with our current expectations; (14) access to capital markets; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations, (18) having and maintaining human and technical capacities to execute on its plans to achieve the 2025 Guidance figures, and (19) transactions announced by the
Corporation, including the Tijirit advancing and closing per the Corporation’s timeline and expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; inacuracies of mining reserve and resource calculations, challenges related to underground mining, fluctuations in the currency markets; fluctuations in the spot and forward price of silver or certain other commodities; price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital;
changes in the market valuations of peer group silver producers and the Corporation, and the resulting impact on market price to net asset value multiples; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk);risks arising from reliance on a single operating mine, risks arising from reliance on contractors namely one EPC provider at the Zgounder expansion project and one open pit mining contractor, changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, withholding tax, capital tax, tariffs, value-added or sales tax, production royalties, excise tax, customs/import or export taxes/duties, together with any
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-202526
related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Morocco or Mauritania; operating or technical difficulties in connection with mining and milling notably improving recoveries, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Corporation (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations or any other applicable jurisdiction; the speculative nature of silver or gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of silver and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Aya’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Aya, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-
looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada including, but not limited to, the “Risk Factors” set forth in the Corporation’s Annual Information Form dated March 31, 2025. These factors are not intended to represent a complete list of the factors that could affect Aya. The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.
Additional Information and Continuous Disclosure

Additional information about the Corporation FS for the period ended March 31, 2025, will be available on SEDAR+ at
www.sedarplus.ca and on the Corporation’s website at www.ayagoldsilver.com.
Technical Information

David Lalonde, B. Sc, Vice-President Exploration, designated as a Qualified Person under National Instrument 43-101 for Aya
Gold and Silver has reviewed and approved the technical content of this document.